



THIS DOCUMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO PURCHASE ANY SECURITY, INTEREST, OR OTHER INVESTMENT IN ZEITLIN'S DELICATESSEN, PBC CHICAGO, AN ILLINOIS CORPORATION. THIS DOCUMENT IS SIMPLE A GENERAL OVERVIEW OF THE COMPANY'S PROJECTED BUSINESS PLAN AND IS SUBJECT TO CHANGE.

It is not being delivered in connection with an offer to sell or a solicitation to purchase securities and should not be used or relied upon in such a context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement, or private placement memorandum. This document is not a legal document that can be used to sell or purchase securities. It is simply a summary of the company's business plan and should not be relied upon as a guarantee of future performance.

07/28/2023
Updated: 07/28/2023



Table of Contents







Executive Summary

Zeitlin's Delicatessen (ZD) is a Jewish deli, caterer, bakery, and future restaurant concept in Chicago, Illinois. ZD features different fermented foods, breads, and specializes in quintessential Jewish deli fare. Operated currently as an S-Corp, ZD is managed by Sam Zeitlin. ZD currently has relatively low competition in Chicagoland. Zeitlins Deli provides naturally leavened breads while creating further dialogue with cuisines from around the world that Sam has experienced.

Based on market analysis, ZD specific target markets are young families, young professionals, and students. ZD participates in multiple farmers markets around the city, namely the Logan Square Farmers Market and South Loop Markets. ZD will work with customers to accommodate dietary restrictions and allergies. Zeitlins Deli has a strong kitchen and management team with diverse sets of skills and experience in the industry.

Zeitlin's Delicatessens financials previews the success of the business by carefully planning out expenses and investments. ZD is asking for a future loan of **$720,000.00** which will help for our buildout, equipment needs, licensing, and initial labor costs. Additional startup costs will be crowdfunded.



Chapter I: Business Description

Zeitlin's Deli is a family-owned and operated Jewish deli and farmers market stand that has been serving the Chicagoland area for over the last 3 years. We are known for our fresh and delicious bagels, bread, and sandwiches. Our competitive edge is our commitment to using the finest ingredients and our dedication to providing our customers with a warm and inviting dining experience.

We are seeking a loan to open a new restaurant. This new restaurant will allow us to expand our reach and share our delicious food with even more people. We are confident that our unique offerings and commitment to quality will make us a success in the city of Chicago.

Why we are unique:
- Our recipes have all been expertly crafted by Chef and Co-owner Sam Zeitlin, resulting in our beloved fresh-baked bagels, bread, and prepared foods.
- Our sandwiches are made to order, are creative and fresh.
- We have a warm and inviting culture that would be perfect for families and other local businesses
- We put a little taste of Chicago in our dishes, while keeping them honorable and authentic.

We are confident that Zeitlin's Deli will be a success in Chicago. We have a proven track record of success with some of the longest lines in local farmers markets, and we are committed to providing our customers with the best possible delicatessen experience.

Mission Statement

"Zeitlin's Delicatessen's mission is to support & feed the Chicago community. From tasty pickles to bialys, sourdough bagels, and sandwiches, Zeitlin's Deli creates a feeling of nostalgia with every bite."

Zeitlin's Delicatessen business concept is multifaceted and currently works directly in farmers markets and other revenue channels. Using fresh and local ingredients, Zeitlin's Deli uses Jewish soul food recipes and applies worldly techniques to create a modern yet homey ambience. Zeitlin's Deli has the feel of an older Deli. ZD has established solid



positioning in friendly neighborhoods through participation in different farmers markets. Our main avenues towards business growth and development rely on the markets.

Zeitlin's business model is based on four pillars: efficiency, convenience, tradition, and diversity.

- Efficiency: Zeitlin's ensures efficiency in the preparation of the food by using optimized processes and cutting down on waste. This allows ZD to keep their profit margins high.
- Convenience: Zeitlin's has a growing set of revenue channels, which makes it convenient for their customers to get their food. We sell food wholesale to hotels, restaurants, and other businesses. We also offer catering services, food delivery, and even have a booth at 9 local farmers markets. This means that no matter how you want to get your Zeitlin's food, we have a way to make it happen.
- Tradition: Zeitlin's food is made with traditional Jewish recipes, which gives it a unique flavor that people love. Our food is also made with fresh, high-quality ingredients, which ensures that it is always delicious.
- Diversity: Zeitlin's offers a wide variety of food, including traditional Jewish dishes, as well as more modern fare. This allows us to appeal to a wider audience.

These four pillars work together to create a successful business model that has allowed Zeitlin's to thrive for many years.

ZD currently attends several farmers markets, while keeping the other revenue streams, these markets are:
- **Monday: OFF**
- **Tuesday:** The Green at 320 - from 3:00PM to 7:00PM.
- **Wednesday:**
    - Andersonville - from 3:00PM to 7:00PM.
    - Riverside - from 2:30PM - to 7:00PM.
- **Thursday:** South Loop Farmers Market - from 4:00PM - to 8:00PM.
- **Friday: OFF**
- **Saturday:**
    - South Loop Farmers Market - from 9:00AM to 1:00PM.
    - 61st St. Market - from 9:00AM to 1:00PM.
- **Sunday:**



- Logan Square Farmers Market - from 9:00AM to 3:00PM.
- Wicker Park Farmers Market - from 8:00AM to 2:00PM.

Our Wholesale orders are primarily scheduled on Tuesdays through Fridays. Depending on the neighborhood, Zeitlin's Delicatessen wants to eventually open for Dinner with limited times during the week.

The average check for a meal at Zeitlin's Deli at our markets is $22.89. For Farmers markets, Zeitlin's Delicatessen serves 800-1000 customers in 3 days and is able to produce an average of 1,000 bagels per hour. When possible, ZD gets all of its ingredients from local purveyors to get the freshest ingredients.

Philanthropy

One of Zeitlin's Delicatessen focusses is raising money for melanoma awareness. To this date, ZD has helped raise over $10,000 for melanoma awareness.

Zeitlin is committed to giving back to the community. The company believes that it is important to support causes that are relevant to its customers and employees. One of Zeitlin's most important goals is to raise money for melanoma, donate food to hungry and homeless people, and donate money to charity.

Menu

Zeitlin's Deli changes day to day with the produce and ingredients readily available. For our future store front, the menu staples will not change frequently. This will allow a better experience for Zeitlin's Deli customers and deliver the true traditional experience ZD wants to offer. Last but not least, ZD offers small sweet treats to end your meal and offers different breads, cakes, and cookies for wholesale and catering. ZD develops its menu trying to utilize all local and seasonal ingredients in order to support and be a part of the local community.

ZD has a letterboard menu and teaches its customers about the food served in traditional delis. The menu will be separated into Sandwiches/Entrees, Bagels/ Shmears, Pickles, Soup/ Salads etc. ZD provides freshly baked bagels and bread at all times of the day 24/7 assuring fresh goods are readily available. Zeitlin's Deli will have a to-go menu item for pick up. Here is a sample menu:



Sample Zeitlin's Delicatessen Menu
Monday- Closed
Tuesday-Friday 7 AM-4 PM
Saturday- Sunday 8 AM-5 PM

Breads-
- Whole Wheat Sourdough -$13 (800gr).
- Sasha's Rye Bread- $13 (800 gr)
- Giardiniera Focaccia- $10 (500 gr).
- Hal's Challah Bread- $13 (500 gr)
- Bialy- $4 single (4 oz), $18 for 6, $27 for 12

Bagel Menu - $4 single (5x4oz), $18 for 6, $27 for 12
- Plain
- Poppy
- Sesame
- Onion
- Everything
- Cinnamon Raisin
- Giardiniera Cheese Curd
- Pumpernickel

Cream Cheese Menu - $12 (8oz)
- Plain
- Chive
- Everything Bagel Spice
- Harissa

Soup/ Salad Menu-
- Matzo Ball Soup - $18 (32 oz)
- Seasonal Veggie Soup - $12 (32 oz)
- Mixed Green Salad, Candied Walnut, Seasonal Fruit Dressing - $6 small (8oz), $10 for large (16 oz).
- Smoked Chicken Salad - $8 (8 oz)small, $12 large (16 oz).
- Egg Salad - $8 (8oz) small, $12 (16 oz) large.
- World Famous Potato Salad - $8 (8oz) small, $12 (16 oz) large.



Sandwich Menu-
- Bagel and Cream cheese - $6.
- Bagel with smoked salmon - $17.
- Bagel with White fish Salad - $17.
- Egg Sandwich on Bagel, Challah, or Sourdough Bread - $10.
- Smoked Salmon Egg and Cheese on Challah - $17.
- Seasonal Veggie Sandwich on Giardiniera Focaccia - $15.
- Bagel Dog with Mustard and Pickles - $12.

Saturday & Sunday Special Menu:
- Corned Beef, Pastrami, Turkey Sandwich- Rye or Whole Wheat - $18.
- Zeitlin's Brisket on Giardiniera Focaccia, Dipped - $18.
- Seasonal Veggie Sandwich on Giardiniera Focaccia - $15.
- Chicken Schnitzel on Hal's Challah - $15.
- Challah French Toast - $12.

Pastry Case/ Salads:
- Seasonal Knish - (4 oz) $7.
- Noodle Kugel - (16oz) $12.
- Roasted Seasonal Vegetable - (16oz) $12.
- Pasta Salad - (16oz) $8.
- Egg Salad - (16oz) $12.
- World Famous Potato Salad - (16oz) $8.
- Chopped Liver - (8oz) $10.

Desserts-
- Goldies Babka - $5 baby, $22 large.
- Brown Butter Chocolate Chip Cookie $3.50
- Black and White Cookie $5
- Coconut Macaroon $4
- Ruggelach $3.50
- Sesame Tahini Blondie $5
- Chocolate Brownie $5

Zeitlin's Deli operates as an S-Corp. ZD will employ Hourly cooks, part time employees, and management personnel.



Management Team

Sam Zeitlin - Chef, CEO & Co-Owner:

Chef and entrepreneur with a passion for Jewish food. He has worked at restaurants on the East Coast and in Chicago, where he developed his skills in bread baking. He was laid off during the pandemic, but he used the opportunity to start his own business, Zeitlin's Delicatessen. The company started in two farmers market locations and now it has established a presence in 8+ farmers markets. Zeitlin is committed to bridging the gap between traditional Jewish deli and Midwestern seasonality.

Hal Zeitlin - CMO & Co-Owner

Hal runs digital positioning and marketing for Zeitlin's Delicatessen. When he isn't working with Zeitlin's he is leading his website creative agency Candid Leap. Hal has led marketing for various direct-to-consumer Comm brands before starting his design & development business.

Andres Zapata - Business Manager

Andres is an accomplished Business Manager with over 8 years of experience in a variety of industries. He has a proven track record of success in a variety of roles, from customer service to management and planning. Andres is a strategic thinker and skilled leader/communicator with a strong financial background and a passion for helping businesses succeed.

Dino Albizzati - Head of Marketing

As a highly experienced and accomplished marketing professional with a proven track record of success. He has a deep understanding of the latest marketing trends and technologies, and he is able to develop and execute marketing strategies that align with the overall business goals. He is also a strong collaborator and is able to work cross-functionally to achieve results.

Amy Davila - Social Media Manager

Amy is a highly experienced Social Media Manager with years of experience in the food and beverage industry. She has a proven track record of success in establishing strong bonds with customers and positioning brands through inbound strategies. She is responsible for managing the company's social media accounts, developing and executing social media marketing campaigns, and creating engaging content that resonated with customers.



Chapter II: Marketing

Zeitlin's positioning strategy is to position itself as the leading provider of healthy and convenient food for young professionals. The company plans to achieve this by offering a wide variety of healthy and delicious food options that are also easy to prepare. Zeitlin will also focus on providing excellent customer service to ensure that its customers have a positive experience. The industry that Zeitlin's participates in is Restaurant/Deli Business in the Chicagoland area.

Industry Overview:

The restaurant and deli business industry in the Chicagoland area is a thriving and diverse sector, catering to the culinary preferences of millions of residents and tourists. This industry encompasses various dining establishments, from upscale restaurants to local delicatessens, contributing significantly to the region's culinary landscape. As of the latest available data, the restaurant industry in Chicago alone generated over **$8 billion in revenue annually**. Additionally, the deli market has experienced consistent growth, with a revenue **increase of 5%** in the past year, making it a lucrative segment within the food service sector.

Market Segmentation:

The Chicagoland restaurant and deli industry can be categorized into various segments to meet the diverse demands of consumers. These are:

- **Upscale Dining:** Well-known establishments like Alinea and Spiaggia offer exceptional fine dining experiences, attracting both locals and visitors seeking world-class culinary journeys.
- **Casual Dining:** Chains like Portillo's and Lou Malnati's specialize in serving Chicago-style favorites, providing a laid-back ambiance for family and friends to enjoy.
- **Quick-Service Restaurants:** Popular chains like Potbelly Sandwich Shop and Jimmy John's cater to individuals looking for fast and convenient meals during their busy schedules.
- **Delicatessens:** Local delis such as Manny's Deli and Kaufman's Bagel & Delicatessen provide freshly prepared deli products, including sandwiches, salads, and specialty meats.



Key Players & Industry Trends:

The Chicagoland area boasts an impressive roster of key restaurant and deli industry players. Iconic names like The Cheesecake Factory, Shake Shack, and Giordano's Pizza have established themselves as beloved dining destinations. At the same time, local institutions like Portillo's and Garrett Popcorn Shops continue to garner loyal followings.

The restaurant and deli business industry in the Chicagoland area is influenced by several key trends shaping consumer preferences and business strategies. Among these trends, the following stand out as significant factors driving the evolution of the industry:

- **Farm-to-Table Movement:** Restaurants and delis increasingly embrace the farm-to-table movement, prioritizing sourcing locally grown and organic ingredients. This trend aligns with the growing consumer preference for fresh, sustainable, locally-produced food options.
- **Healthy Menu Offerings:** Health-conscious consumers demand more nutritious and balanced menu choices. Restaurants and delis are responding by incorporating plant-based options, gluten-free alternatives, and dishes that cater to specific dietary needs.
- **Technology Integration:** Technology adoption has become a crucial aspect of the industry. Many establishments now offer mobile apps for convenient online ordering, contactless payments, and loyalty programs. Technology integration enhances the overall dining experience and provides greater convenience for customers.
- **Less Industrialized Offerings and Personalized Approach:** A notable trend gaining traction. Consumers are increasingly seeking unique, artisanal, and freshly made food products. Delis that prioritize handcrafted deli items and restaurants that offer chef's specials based on individual preferences are gaining popularity.

This trend aligns with customers' desire for an authentic and personalized dining experience instead of the standardized offerings often associated with large franchises. By moving away from mass-produced food and embracing artisanal practices, restaurants, and delis can appeal to consumers seeking a deeper connection to their food. Current trends are:

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- **Supporting Local Businesses:** The Chicagoland community is known for its strong support of local businesses. Restaurants and delis that highlight their commitment to the local economy and use locally sourced ingredients resonate with consumers who prioritize supporting their community.
- **Authenticity and Transparency:** Consumers seek transparency in their dining experiences. They appreciate establishments that are open about their sourcing practices, culinary expertise, and commitment to quality. Restaurants and delis that convey their authentic story and values have a competitive advantage.
- **Sustainable and Ethical Practices:** With growing awareness of environmental concerns, consumers are drawn to establishments emphasizing sustainability and ethical practices. This includes reducing food waste, using eco-friendly packaging, and implementing green initiatives.

These emerging consumer preferences are reshaping the culinary landscape in the Chicagoland area. Restaurants and delis that can effectively embrace these trends are well-positioned to attract and retain a loyal customer base, fostering a strong presence in this competitive market.

The Resurgence of Jewish Food

Jewish food is experiencing a significant resurgence in the culinary landscape. Its diverse and flavorful offerings, along with increased media exposure, are attracting interest from a broader audience:

- Cultural Revival and Identity: Jewish Cuisine holds a deep cultural significance for the Jewish community, and its resurgence reflects a broader cultural revival and reconnection to traditional roots. As people seek to connect with their heritage and maintain their identity, Jewish food becomes a meaningful way to celebrate and preserve cultural traditions.
- Nostalgia and Comfort: For Jewish individuals who grew up with these culinary traditions, enjoying familiar Jewish dishes can evoke nostalgia and comfort. As the trend gains traction, there is an increasing demand for authentic Jewish food experiences that transport diners to cherished memories and family traditions.
- Celebrity Chefs and Media: Jewish Cuisine's resurgence is partly fueled by celebrity chefs, food bloggers, and media outlets featuring Jewish recipes and restaurants. The increased exposure in the media contributes to a growing

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curiosity and interest in exploring Jewish food, even among non-Jewish consumers.

- Diverse and Flavorful Offerings: Jewish Cuisine is rich in diversity and flavors, drawing inspiration from various regions and historical influences. Including ingredients such as matzo, challah, gefilte fish, latkes, and knishes showcases the culinary diversity within Jewish culture, making it appealing to a wide range of taste preferences.
- Community and Social Gatherings: Jewish food has traditionally been associated with communal and social gatherings, such as family dinners, holidays, and celebrations. The resurgence of Jewish food provides an opportunity for people to come together, fostering a sense of community and connection over shared culinary experiences.
- Potential in the Chicagoland Area: The presence of a sizable Jewish population in Chicago, with over 290,000 Jewish residents, further contributes to the potential success of Jewish Cuisine in the area. This demographic presents a built-in audience eager to explore and enjoy the foods they grew up with, and it can also attract broader interest from non-Jewish consumers curious about Jewish culinary traditions.

Zeitlin is a company that specializes in Jewish cuisine. However, the company wants to expand its target audience to reach people of all cultures. The company believes that its delicious and high-quality food can appeal to a wide range of people, regardless of their cultural background.

Industry/Market Outlook

The restaurant and deli business industry in the Chicagoland area is expected to continue its positive trajectory. The region's diverse and food-loving population and its status as a popular tourist destination will drive ongoing demand for dining experiences. Continued innovation, adaptation to changing consumer preferences, and maintaining high food quality and service standards will be critical factors for sustained growth in this exciting industry.

According to recent market research data, the total revenue generated by the restaurant industry in the Chicagoland area surpassed **$8.5 billion last year**. The market growth rate for the restaurant and deli industry in the Chicagoland area has been consistently



positive over the past few years, with an average annual **growth rate of approximately 4%**.

The region's continued population growth and thriving tourism industry contribute significantly to the industry's expansion. The deli segment, which includes specialty delis and grab-and-go deli counters within larger establishments, has emerged as an up-and-coming market niche. Consumers' preference for fresh, locally sourced, and artisanal deli products has driven the deli market's growth, with an annual revenue **increase of 6%** over the last year.

Market Area

One of the neighborhoods Zeitlin's Delicatessen is considering for opening its shop is vibrant communities around all of Chicagoland. These are:

- **Hyde Park:** Is a vibrant neighborhood in Chicago that is home to a diverse range of people and businesses. It is easily accessible by public transportation, and there is a growing demand for dining options in the area. The neighborhood also has a thriving cultural and intellectual scene, which attracts tourists and locals alike. These factors make Hyde Park an attractive location for Zeitlin's Delicatessen.
- **Logan Square:** it is a trendy and culturally rich neighborhood known for its vibrant arts scene, eclectic dining options, and community-oriented atmosphere. The area's mix of young professionals and families creates a diverse customer base that appreciates unique dining experiences. By tapping into Logan Square's dynamic food culture, Zeitlin's Delicatessen can cater to a community that values authenticity and embraces culinary diversity.
- **Wicker Park:** renowned for its creative energy, eclectic boutiques, and thriving restaurant scene, mixed with artistic flair and urban sophistication, the neighborhood attracts both locals and tourists seeking a blend of modern and traditional experiences. By setting up shop in Wicker Park, Zeitlin's Delicatessen can position itself as a destination for those seeking innovative deli offerings amidst a trendy and vibrant environment.

As Zeitlin's Delicatessen explores potential locations in Hyde Park, Logan Square, and Wicker Park, each neighborhood presents distinct opportunities to connect with diverse customer bases and become an integral part of the local community. By strategically



selecting a location that aligns with the deli's brand identity and target audience, the business can pave the way for a thriving venture in the bustling city of Chicago.

In considering these neighborhoods, Zeitlin's Delicatessen has exciting opportunities to connect with diverse customers and become an integral part of each community. By choosing a location that matches the deli's identity and target audience, the business can thrive in the bustling city of Chicago.

Competitors Matrix

Zeitlin's competitors are distributed in all Chicagoland, establishing every day a growth in the industry of Bakeries/Delicatessen/Restaurants where it builds an attractive scenario for ZD. The Company believes that these assumptions will grow the business and develop Zeitlin's business core to a local restaurant model. ZD plans to keep other revenue streams.




Evanston
Skokie
Lincolnwood
Steingold's of Chicago
The Bagelers Coffeehouse
Chicago
Eleven City Diner
TrueNorth Cafe Hyde Park
Central Stickney
Burbank
Google My Maps

- *Source: https://www.google.com/maps/d/u/0/edit?mid=1lEn7zH-BolN-YMWnvN__otLa5hbhXo4&usp=sharing*



	The Bagelers Coffeehouse	Manny's Delicatessen	Kaufman's Bakery and Delicatessen	Steingolds of Chicago	Eleven City Diner	Schneiders Deli	Tilly Bagel Shop	Morry's Deli
Locations	2461 N Lincoln Ave, Chicago, IL 60614	1141 S Jefferson St, Chicago, IL 60607	4905 Dempster Street, Skokie, IL 60077	1840 W Irving Park Rd, Chicago, IL 60613	1112 S Wabash Ave, Chicago, IL 60605	600 N LaSalle Drive, Chicago, IL 60654	34 E Balbo Dr, Chicago, IL 60605	5500 S Cornell Ave, Chicago, IL 6063
Opening Hours	Monday to Friday 7 AM-5PM Saturday to Sunday 8 AM-5 PM	Tuesday to Sunday 10:30 AM-6:30 PM	Monday to Friday 8AM-6PM Saturday to Sunday 7 AM-5 PM	Wednesday to Monday 8 AM- 2 PM	Monday to Saturday, 10 AM-7 PM Sunday 10 AM-6 PM	Not open yet	Wednesday-Saturday: 7 AM-2 PM Sunday: 8 AM-12 PM	Monday – Saturday: 10:00 am to 7:30 pm Sundays: 10:00 am to 4:00 pm
Years in Business	6 years	78 years	60 years	3 years	13 years	0	0	63
Signature Food Item	- Breakfast bagel sándwich with muenster cbacon and chipotle mayo	- Corned Beef Sandwich	- Pastrami - Smoked Fish	- Deli sándwiches - Bagels	- pastrami and corned beef sandwich - black and white challah french toast	- Corned beef sandwich - Pickled Mushroom Sandwich	- Weekly Bagel specialty (Sausage Pizza Bagel, for instance)	- corned beef - corn beef sandwich
Beverage Options	- Latte - Mocha - Red eye - espresso - cappuccino - americano, - cortado - coffee - teas - sodas - water - Coke products - Apple juice - OJ - water	- Fruit Juices, - Milk - hot coffee - hot tea, - hot chocolate, - dr browns sodas, - coca cola products	- Coffee, - Doctor Browns, - Sodas, - Juices	- Drip Coffee, - espresso, - cappuccino - late - tea - iced tea, - fountain sodas, - backlot coffee cold brew, - Dr. Brown's sodas	- Pepsi products, - iced tea, - Dr. Browns, - Vernors, - Green river, - faygo soda, - chocolate milk, - milk, - coffee from intelligents IA	Still to figure out	Still to figure out	- Can of Soda - Gatorade - Mystic - Snapple - Bottled Water - Coffee SML - MED - LRG - Nantucket Nectar - Juice
Distinguishing features:	Kettle boiled bagels, croissants	Old time Jewish Deli, large menú, Chicago classic, cafetería style	Landmark deli counter, bakery attached that serves Eastern European breads and pastries Food can be shipped	Lox is cured in house, pastrami is cut to order, bagels are boiled and baked daily	The Soda Fountain option creates a nostalgic atmosphere. Catering is a big deal here.	- Focus on sandwiches. - Began as a famous picking business. - It's located at the Ohio Motel.	- Focus on Bagels over sandwiches. - Great variety	- Classic style deli - They claim to be Chicago legends - Sandwiches stacked high

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Awards and Press	Zagat 2014 8 New Wave Bagel Bakeries Around the U.S.	"10 GREAT PLACES TO ORDER A GENUINE JEWISH NOSH"-USA TODAY	Chosen as one of the top 10 bakeries in the country by USA Today. Awards include North Shore Magazine, Restaurant News; made the pages of Saveur Magazine, Chicago Magazine, Time-Out Chicago, Make It Better, and The Chicago Tribune, to name a few, along with a Zagat rating.	Steingold is the Jewish deli of the future.- Chicago Tribune	Chicago's Best, Check Please on PBS	Ben made one of his sandwiches on Live TV	https://block clubchicago.org/2023/05/31/chicago-style-bagels-tillys-brings-solid-bagels-to-south-loop-by-not-trying-to-be-new-york/	
How often they change menu selections	Not frequently	Not frequently	Infrequently	infrequently	Infrequently	Still to figure out	Weekly specialty item	

Target Market and Customer Analysis

Zeitlin's Delicatessen currently finds itself in a uniquely advantageous position poised for substantial growth. We took the absence of a brick-and-mortar establishment as a strategic factor, allowing the business to tap into the vibrant farmers' market scene successfully. By operating in these markets from a rented kitchen, we have minimized costs and capitalized on the growing demand for high-quality deli products in the local community.

Zeitlin's Competitive Edge and Attributes are:
- **Leveraging Flexible Locations for Cost-Effectiveness:** The decision to operate primarily from farmers' markets in the first stage of the business has proven wise. Zeitlin's Delicatessen has effectively reduced overhead costs by forgoing the immediate investment in a traditional brick-and-mortar establishment. This lean approach has allowed us to channel resources into enhancing product quality and expanding our reach to a diverse customer base.

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- **Cultivating Customer Loyalty through Farmers' Markets:** Operating in farmers' markets has also allowed us to forge strong customer connections. Engaging directly with shoppers has gained us invaluable insights into their preferences and requirements. This hands-on approach has enabled us to tailor our offerings to meet the specific demands of our clientele, nurturing a loyal and enthusiastic customer base that actively seeks out our products during market days.
- **Paving the Way for Expansion! Our Vision for a Brick and Mortar:** While our success in the farmers' market circuit has been significant, we recognize the immense potential that awaits us with a brick-and-mortar establishment. We are now at the exciting juncture of planning and preparing for our first permanent location. This venture will enable us to diversify our revenue streams and open doors to a new audience segment.
- **Meeting the Demands of a Diverse Customer Based:** Our forthcoming brick-and-mortar will cater not only to the farmers' market enthusiasts but also to a broader audience seeking our premium deli products on weekdays and more regularly. By providing a fixed location, we will be more accessible and convenient for consumers who require a consistent supply of our delectable offerings. This expansion into a physical storefront represents a strategic move that is expected to elevate the business to new heights.
- **Embracing Growth and Scaling Opportunities:** The decision to establish a brick-and-mortar for Zeitlin's Delicatessen opens up many growth opportunities that extend beyond the traditional retail experience. Beyond catering to a new type of audience seeking products during weekdays and regular visits, the brick-and-mortar presence also benefits the catering and wholesale business units in several ways:

Currently, ZD possesses 3 revenue streams where they are constantly expanding through strong positioning and effective marketing strategies. These revenue channels are: Wholesale (B2B sales), Catering (B2B and B2C sales) and Farmers Market (Local market retail sales). With an available break & mortar location, Zeitlin will expand these revenue streams and increase the scope of services in relation to products, services and quality!

Primary Market Segment:

- The young professional / foodie
    - The millennials of today's society (or Generation Y) have birth dates ranging from the 1980s to the early 2000s. According to a new study, three



out of four residents of a West Loop ZIP code are millennials, the highest concentration in any urban ZIP code in the nation. Millennials are interested in trying new and ethnic foods. They are also willing to spend more money on food. The number of millennials in today's society has more than tripled since 2010. Millennials have accepted communal dining as fun and have grown interested in food and handheld food. They represent an excellent opportunity for delis to market to, as Millenials greatly influence the rest of society.

Second Target Market Segment:

- The Local Family
  - According to Forbes, research shows that American families spend an average of $1,000 a year on eating out for lunch. The residents of Lincoln Park (a location Zeitlin's is interested in locating) have an average age of 31.5 years. In the neighborhood, 46 % of the people are families with kids under 18. (Census).

Chapter III: Sales Strategy

Zeitlin is confident that its sales strategy will allow the company to grow its business and reach new customers. The company is committed to providing high-quality products and excellent customer service, and it is confident that this will lead to success. The business has also been expanding its product line and developing new marketing initiatives.

Zeitlin's sales strategy is to focus on four key revenue channels:
- **Farmers markets & Pop-Ups:** Farmers markets are a great way to reach a local audience and to build relationships with customers. Zeitlin's products are well-received at farmers markets, and the company has been able to build a loyal following of customers.Also Pop-ups are a great way to test new products and to reach a wider audience. Zeitlin has hosted pop-ups at various events in Chicago, and the company has been able to get feedback from customers on its products.
- **Wholesale:** Zeitlin's wholesale channel is a B2B sales channel that sells food to businesses, restaurants, hotels, and other organizations that are interested in buying food for medium-to-large consumption. This channel is a great way for

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Zeitlin to reach a wider audience and to generate recurring revenue. We plan on increasing this sales through online positioning and presence.

- **Catering:** Zeitlin's catering channel is a B2B or B2C sales channel that sells food for special events, such as weddings, birthdays, holidays, and corporate events. This channel is a great way for Zeitlin to showcase its products to a wider audience and to generate high-margin sales. We plan on increasing this sales through online platforms and delivery.
- **Brick-and-mortar store:** ZD will open an Up-front store. A brick-and-mortar store will be a great way to reach even more customers and to build a strong brand presence. Zeitlin's store will be located in a prime location in Chicago, and the company is confident that it will be a success. It will also guarantee steady sales and it will not be considerably dependent on seasons.

Zeitlin's focus for Winter will be expanding the other revenue channels since most markets close in November and December. The company is planning to compensate for the closing of markets with the other revenue channels.

Farmers Market Channel:

ZD is currently on the following markets:
- Tuesday: The Green at 320 - from 3:00PM to 7:00PM.
- Wednesday:
    - Andersonville - from 3:00PM to 7:00PM.
    - Riverside - from 2:30PM - to 7:00PM.
- Thursday: South Loop Farmers Market - from 4:00PM - to 8:00PM.
- Friday: OFF
- Saturday:
    - South Loop Farmers Market - from 9:00AM to 1:00PM.
    - 61st St. Market - from 9:00AM to 1:00PM.
- Sunday:
    - Logan Square Farmers Market - from 9:00AM to 3:00PM.
    - Wicker Park Farmers Market - from 8:00AM to 2:00PM.

That means that Zeitlin currently has a presence in 6 different markets, which is **three times more than last year**. We are confident that this number will keep growing.



During the markets, customers are able to place direct orders and make pre-orders (minimum one day in advance) and then make the pick-up in person. That way, ZD guarantees the entries of new customers while keeping a high rate of clients' return.

Zeitlin's Deli encourages and trains the personnel to ensure efficiency and production while empowering the staff with a sense of ownership and an extra revenue channel (customers will tip the team members if they have established a positive and happy relationship).

Zeitlin is currently is planning to expand to the following farmers markets:
1. Holiday markets
    a. Christkindle market (10/18/2024).
2. Winter (Jan 1 - April 31)
    a. 61 Street Farmers Market.

The objective for Farmers Market is to retain the current markets and if possible, increase this channel by having more presence. ZD will empower the staff in order to create new leaders. These leaders will guarantee more presence in different markets and increase the brand's positioning.

During the farmers market, ZD is able to:
1. In person visit tor to online order.
2. In person order to catering order.
3. In person order to wholesale order.
4. Online order to catering order.
5. Online order to wholesale order.

The current AOV (Average Order Value) for Farmers Market is around **$23,00**. It is a strong amount and we believe that we can increase the consumption value by incentivizing sales and increasing demand.

Catering

Zeitlin's catering revenue channel is a B2B or B2C sales channel that sells food for special events. This channel can help Zeitlin to reach a new audience, generate high-margin sales, and build relationships with businesses and organizations.

ZD has served the following events:
- **Religious Catering**



- o   Wedding.
- o   B'nai Mitzvah.
- o   Saturday/Sunday brunch.
- o   Oneg Catering.
- o   Shabbat Catering.
- o   High Holiday Catering.
- o   Bris Catering.
- o   Shiva Catering.
- o   My Catering.
- **Secular Holiday Catering**
  - o   Birthday Party.
  - o   Anniversary Event.
  - o   Super Bowl catering.
- **Special Life Event Catering**
  - o   Bachelor/Bachelorette Parties.
  - o   Family/friends Sunday Brunch.
  - o   Social event catering.
- **Business Event Catering**
  - o   Business Meetings.
  - o   Retirement parties.
  - o   Product launch parties.
  - o   Project kickoff parties.
  - o   Quarterly parties.
  - o   End of year.



We are currently are setting-up an online store for Catering so people can order our food online. We also are building relationships with commercial partners in order to expand our network of clients. Our current AOV for Catering is **$430,00**.

Partnerships with Third-Parties:

- Wedding planners.
- Synagogues
- Office managers, HHRR managers and/or Business Managers.
- Concierge professionals in hotels.
- Event production planners.



Wholesale:

Wholesale is a great way for Zeitlin to reach a wider audience and to generate recurring revenue.

By selling to businesses, restaurants, hotels, and other organizations, Zeitlin can reach a wider audience than it could by selling directly to consumers. This is because these businesses typically have a larger customer base than individuals do. Additionally, these businesses are more likely to purchase food in bulk, which can lead to recurring revenue for Zeitlin.ZD currently offers bulk production with a minimum order value of **$200**.

According to a 2022 report by the Chicago Metropolitan Agency for Planning, there are over **700,000 businesses** in the Chicagoland area. Of these businesses, approximately **200,000** are restaurants, hotels, and other organizations that could be potential customers for Zeitlin's wholesale channel. The foodservice industry in the Chicagoland area is **worth over $80 billion**. This industry is expected to **grow by 3% per year** over the next five years due population growth, increasing disposable income, and a growing demand for healthy and convenient food options.

As the foodservice industry grows, the demand for wholesale food suppliers is also expected to grow. This is because businesses in the foodservice industry are increasingly looking to outsource their food procurement to third-party suppliers. This allows businesses to focus on their core competencies and to save time and money.

Zeitlin's wholesale channel is well-positioned to capitalize on this growth. The company has a strong reputation for quality and customer service. Zeitlin also offers a wide variety of products that are tailored to the needs of the foodservice industry.

- Business Offices (for breakfast, lunch and/or dinner).
- Cafeteria
- Universities
- Communities
- Hotels
- Restaurants
- Food Distributors.



With a Brick & Mortar location, ZD will be able to establish strong-solid relationships with other businesses and events, these could be:

- **Local restaurants:** Zeitlin could partner with local restaurants to offer cross-promotions. For example, Zeitlin could provide desserts or pastries to a restaurant, or a restaurant could offer discounts to customers who bring in a receipt from Zeitlin. This could help to drive traffic to both businesses.
- **Caterers:** Zeitlin could partner with caterers to provide food for events. This could be a great way to reach a new audience and generate additional revenue.
- **Hotels:** Zeitlin could partner with hotels to provide food for guests. This could be a great way to reach people who are visiting the area and generate new sales.
- **Tourism boards:** Zeitlin could partner with tourism boards to promote the restaurant to visitors. This could be a great way to attract new customers from out of town.
- **Food festivals:** Zeitlin could partner with food festivals to sell its products. This could be a great way to reach a large audience and generate excitement about the restaurant.
- **Local schools:** Zeitlin could partner with local schools to provide food for events or to offer cooking classes. This could be a great way to educate children about traditional Jewish foods and to promote the restaurant to their parents.
- **Community organizations:** Zeitlin could partner with community organizations to provide food for fundraisers or to donate food to those in need. This could be a great way to give back to the community and to promote the restaurant to its members.
- **Other businesses that sell traditional Deli/Bakery foods**.

By partnering with other businesses and events, Zeitlin can reach a wider audience, generate new sales, and build its brand. This can help the restaurant to become more successful and to make a positive impact on the community.

Online Positioning & Delivery:

The objective of this channel is to increase demand on all the previous channels mentioned. The first objective of ZD was to establish presence and build an audience in order to add value to the business. Nowadays, Zeitlin has raised around **2.5K active users** that are constantly aware and interested in the Brand and products.



The current goal is to capitalize this positioning and we believe that by reaching these customers online and offering ZD's products will build a stronger relationship. People can place orders in ZD's online store and through delivery apps, customers will receive their orders.

Zeitlin will be able to schedule orders a day in advance, between 9:00am and 7:00pm. Once the restaurant/store is running, ZD might accept orders placed on the same day.

People must order by Thursday at 7 pm for Saturday delivery.

AOV, Demand & Rewards Tactics:

By offering a variety of promotions and discounts, ZD can attract new customers and reward existing customers.

Gif Cards:

ZD will give gift cards to frequent customers throughout the different channels. The amount of the Gift Card will be equal to the quantity of purchases the customer has executed during a decent period of time. For example:

If a customer has placed 10 orders throughout 1 month, then this person will receive a $10 Gift Card. The amounts per purchase shouldn't me a concern since the AOV of ZD are:

- Farmers Markets are $23.
- Catering is $430.
- Wholesale is a minimum of $200.

We expect that the **AOV** in the restaurant could be similar or higher than the markets. The amount of the Gift Card could also vary depending on which channel and AOV the customer uses.

Referral & Loyalty Program

Referral program: Zeitlin could offer a 5%-10% discount to customers who refer their friends and family to the restaurant. Zeitlin could also track the number of referrals each customer makes and reward the customers who refer the most new customers with a free dessert or appetizer. ZD could also execute Outbound marketing strategies and rely



on influencers, these influencers can offer a discount price (with a referral code) to their viewers and also gain a percentage of the sold items.The discount could be around 7% and the influencer can gain 3%, that way Zeitlin will only reduce the price by 10%.

Loyalty program: Zeitlin could offer points for every dollar spent at the restaurant. Customers could redeem points for discounts on future purchases, free appetizers or desserts, or even a free meal. Zeitlin could also offer exclusive discounts and promotions to loyalty program members.

These strategies may vary depending on the revenue channel and customers demands.

Partners & Networks:

Partnerships with food networks and online channels can help Zeitlin to reach a wider audience, build brand awareness, and generate sales. These partnerships can help Zeitlin to get its food in front of more people, make its restaurant more well-known, and attract new customers. In addition to these benefits, partnerships with food networks and online channels can also help Zeitlin to get feedback on its food and menu items, get exposure to new customers, stay up-to-date on food trends, and build relationships with other food businesses.

By partnering with food networks and online channels, Zeitlin can get the most out of its marketing efforts and reach a wider audience of potential customers. This can help Zeitlin to grow its business and increase its profits.

Chapter IV: Operations & Logistics

The operations and logistics of Zeitlin are designed to ensure that customers have a positive experience. ZD has a dedicated team of staff who are responsible for taking orders, preparing food, and handling deliveries. Zeitlin also has a strict food safety policy in place to ensure that food is prepared and handled safely. By carefully planning and executing its operations and logistics, the restaurant is committed to providing high-quality food, excellent customer service, and high quality products.

Actual Farmers Market:

- **Tuesday:** The Green at 320 - from 3:00PM to 7:00PM.
- **Wednesday:**



- - - Andersonville - from 3:00PM to 7:00PM.
    - Riverside - from 2:30PM - to 7:00PM.
- **Thursday:** South Loop Farmers Market - from 4:00PM - to 8:00PM.
- **Friday: OFF**
- **Saturday:**
    - South Loop Farmers Market - from 9:00AM to 1:00PM.
    - 61st St. Market - from 9:00AM to 1:00PM.
- **Sunday:**
    - Logan Square Farmers Market - from 9:00AM to 3:00PM.
    - Wicker Park Farmers Market - from 8:00AM to 2:00PM.

Daily Operations and Production

ZD prepares the day before all the baked goods that will be sold on the markets. These markets are also used as a pickup reference for pre-orders since customers are aware where to find ZD.

Most of the Wholesale orders are constant and steady requests from customers/businesses with a minimum order value of **$200**.

For the Catering channel, orders must be placed minimum a day in advance during **9am to 5pm** Chicago TZ. This will allow the kitchen staff and team members to plan accordingly without affecting the other revenue channels.

ZD relies on very fast, efficient service to keep customers happy. In order to monitor service, ZD will use customer reviews and suggestions to provide the best service possible. We have an email list of over 3,000 subscribers where we communicate what is going on in the coming future. At all times ZD will have someone of management on site. This person will talk and interact with the customers to get a feel of how they feel about ZD. By having person to person interactions with the customers, managers will be able to see how their customers truly react to their experience at ZD. If a customer is unhappy, ZD will refund the order and try to make amends for the issue. Those complaints/suggestions will be written down by management and discussed with the whole staff. By doing this every employee at ZD will be on the same page and will be aware of what ZD needs to improve on.



Chain of Supply

Zeitlin will guarantee the best quality and products through all the revenue streams, focusing on one production unit in order to control expenses but also assure the demand of food. All the chain of supply will be based on the following steps:



1- Sourcing Ingredients & Materials
Andres Zapata
2- Procurement & Negotiations
3- Warehousing of Ingredients & Materials
Inventory/Production Management & Quality Assurance
4- Distribution of Orders
5- Return & Refunds
6- Initial Inventory/Products
Made with Whimsical

Each steps will have the following purpose:

1. **Sourcing Ingredients & Materials:** Zeitlin will source the ingredients for its menu items from local suppliers. This includes raw materials such as flour, salt, sugar, oil, etc. Zeitlin may also need to source equipment and supplies such as ovens, refrigerators, and tables.
2. **Procurement & Negotiations:** Once the ingredients and supplies have been sourced, Zeitlin will need to procure them. This means negotiating prices, placing orders, and arranging transportation. All ingredients and products will be bought/produced only if:
    a. The demand meets our production levels.
    b. If we have the necessary equipment to produce the order.
    c. If the order value meets our minimum values (more details in Chapter III).
    d. If the customer is not delinquent/default.
    e. If the customer confirms the order.
3. **Warehousing of Ingredients & Materials:** Zeitlin will warehouse the ingredients and supplies in the kitchen/production unit space. This will allow Zeitlin to have a more direct control over the ingredients and supplies, and to ensure that they are fresh and of high quality.
4. **Distribution of Orders:** Zeitlin will distribute the ingredients into the final order of the clients per revenue stream. Then the distribution to the client will depend on



the revenue stream, this can be delivered, picked up or in the future, people will be able to dine at the restaurant.

5. **Return & Refunds:** Zeitlin will need to handle returns and refunds for any ingredients or supplies that are not up to standard. This may involve working with the supplier to get a replacement or refund. This also applies to clients if:
    a. The delivery did not include what the client ordered.
    b. If it arrives considerably earlier or late than expected.
    c. If the order doesn't not arrive.

    Depending on the case, the refund can be given 100% or partially.

6. **Initial Inventory/Products:** If ZD possesses initial products that were not sold, this will be donated to charity and/or used for promotional and discount purposes.

    Inventory/Production Management and Quality Assurance: Zeitlin will need to ensure that the ingredients and supplies it receives meet its quality standards. This may involve inspecting the products or testing them for safety and freshness. This same premise applies to the preparation/production of the food. This step is executed in all the previous stages of the Chain of Supply.

Due to the core of the business, this Chain of Supply occurs on a weekly basis, being one of the main value attributes of ZD.

Production Units

ZD is operating currently on a 1,700 sqft production unit where 100% of the space is destined for production purposes. This place is not available for dining customers, only for pick-up.

Based on this premise, Zeitlin is seeking a local restaurant around 2,200 sqft in order to guarantee at least 1,200 sqft for production purposes and the rest for dining sections. Therefore the Company is currently considering:



Local Store Distribution	% of Occupancy	Sqft Distribution
Dining/Consuming Section	30%	609.90
Hang Out Section	10%	203.30
Kitchen	60%	1,219.80

Store Specifications:

- **Ambiance:** Exciting, vibrant, themed music in background, festive, makes customers want delicious food. ZD will keep the branding and go with white tile with green accents all over the place.
- **Walls:** Based on the brand's colors and full of family pictures.
- **Color Scheme:** Yellow and Green Art.
- **Focal Point:** Bagel Boy retro deli with focus on innovative creativity.
- **Tables:** At restaurants, booths, bar counters and tables.

The kitchen will be visible to the client, that way customers will see how things are cooked and prepared.

Production Calendar

- **January - March:** In these colder months, Zeitlins Deli will be capitalizing on Third party delivery and catering. The winter farmers markets will be a staple to gain new business and retain old. Honoring the emergence of spring, Zeitlins Deli will create a special menu to showcase the farmers first pick. For Pulaski Day, there will also be an organized festival with Polish delicacies including Bialys, a delicious bread from Bialystok Poland. We will also have a brick & mortar store for this period. This will guarantee a steady income for ZD.
- **April:** At the beginning of Spring, more exceptional produce emerges from local farms. In the spirit of Passover, Zeitlins Deli will be offering a take home Seder as well as Passover options at the store. Currently ZD has a presence around 8+ markets, we believe we can increase our presences through other markets in all of Chicagoland!



- **May-August:** In the summer months, Zeitlin's main focus will be on farmers market production and catering. With this premise plus the store, we are confident that the monthly revenue can start around **$230K**.
- **September-December:** With high holidays and back to school programming, Zeitlin's will focus on traditional Rosh Hashanah and Yom Kippur Break Fast menus. The other revenue streams will be available as well.





Chapter VI: Financial Information

ZD possesses financial history since 2020 YTD, where the operation has been growing very fast causing a huge gap of revenue between each year. These are ZD financial historicals:

Zeitlins Delicatessen			
Profit and Loss ($USD)			
January 2020 - July 2023			
	Jan-Dec (2020 - 2022)	**Jan - Jul, 2023**	**Total**
Total Income	$345,199.38	$326,263.87	$671,463.25
Cost of Goods Sold	$89,377.91	$53,983.61	$143,361.52
Gross Profit	**$255,821.47**	**$272,280.26**	**$528,101.73**
Expenses			
Advertising & Marketing	$17,168.65	$944.77	$18,113.42
Bank Charges & Fees	$2,085.18	$6,350.10	$8,435.28
Car & Truck	$10,578.46	$1,675.87	$12,254.33
Charitable Contributions	$3,236.94	$117.23	$3,354.17
Contractors	$57,219.45	$10,901.95	$68,121.40
Dues & subscriptions	$0.00	$515.00	$515.00
Insurance	$7,237.15	$3,940.00	$11,177.15
Interest Paid	$220.18	$4,713.64	$4,933.82
Internet Expenses	$269.16		$269.16
Legal & Professional Services	$4,009.75	$7,253.75	$11,263.50
Meals & Entertainment	$2,770.46	$2,943.59	$5,714.05
Membership Expense	$40.00		$40.00
Office & General Admin	$16,840.50	$6,317.81	$23,158.31
Officer Compensation	$10,000.00		$10,000.00
Payroll Expenses	$40,231.17	$150,821.53	$191,052.70
Penalties and Fines	$82.50		$82.50
Rent & Lease	$38,394.09	$30,865.00	$69,259.09
Repairs & Maintenance	$800.00	$550.00	$1,350.00
Small Tools & Equipment	$3,795.90	$422.59	$4,218.49
Taxes & Licenses	$6,014.27	$15,100.12	$21,114.39
Travel	$1,502.33	$959.05	$2,461.38
Uncategorized Expense	$0.00	$824.46	$824.46
Utilities	$1,977.73	$1,242.61	$3,220.34
Total Expenses	**$224,473.87**	**$246,459.07**	**$470,932.94**
Net Operating Income	**$31,347.60**	**$25,821.19**	**$57,168.79**

Confidential



Other Income	$501.90	$737.13	$1,239.03
Other Expenses	$1,935.27	$0.00	$1,935.27
Net Other Income	**-$1,433.37**	**$737.13**	**-$696.24**
Net Income	**$29,914.23**	**$26,558.32**	**$56,472.55**

Zeitlin is a profitable restaurant that has been able to cover its investments and expenses, generating a healthy profit. The company's financial performance in 2023 was very strong, with revenue increasing considerably and costs having maintained steady. This resulted in a net profit margin of 8%-10%, which is well in sync with industry average.

Zeitlin's strong financial performance is due to a number of factors, including:

- A loyal customer base: Zeitlin has a loyal customer base that is attracted to the company's unique food and atmosphere.
- A strong brand: Zeitlin has a strong brand that is recognized and respected by consumers.
- Efficient operations: Zeitlin has efficient operations that allow the company to control costs and maximize profits.
- Strong management team: Zeitlin has a strong management team that is experienced and capable of leading the company to continued success.

Zeitlin is well-positioned for continued growth in the future. The company plans to open new locations, expand its menu, and launch a new marketing campaign. With its strong financial performance and experienced management team, Zeitlin is poised for success in the years to come. Overall, Zeitlin's costs and expenses are well-managed. This allows the company to have a strong operating profit. Zeitlin's is committed to giving back to the community. It donates a small percentage of its gross profit to charitable causes. This percentage is expected to increase in 2024.

Therefore, Zeitlin's short-term finance strategy is:
- Our costs are expected to increase slightly in 2024 as the company expands.
- Zeitlin is committed to giving back to the community.
- Zeitlin's costs and expenses are well-managed, which allows the company to have a strong operating profit.



Projections & Forecast   *Note: forward-looking projections cannot be guaranteed.

In 2023, we expect to generate an approximate of **$735K** in gross income, we have already achieved **70%** of this goal. This will be driven by our growth in the catering, wholesale, and markets & pop-ups channels. In the first semester of 2024, we expect to generate **$1.2 million in gross income**, with the majority of this growth coming from our new Restaurant and availability in Markets and Pop Ups.

We believe that Zeitlin's has a bright future. We have a strong team with a proven track record, and we are confident that we can execute on our plans.

Our premises and assumptions for each Revenue Channel are as follows:

- **Catering:** We expect our catering business to grow steadily by 5% each month for the rest of 2023. However, anticipate a dip in income in the first two months of 2024, followed by a strong recovery.
- **Wholesale:** Our wholesale business is also expected to grow steadily by 5% each month for the rest of 2023. January and February will start with a 30%-40% decrease in income, but we believe it will be followed by a strong recovery.
- **Markets & Pop-Ups:** Zeitlin's expects that our markets and pop-up business will be very profitable for the next four months. However, the majority of the markets will be closed in November and December, so we're opening a delivery channel to compensate for the lost income. We expect this channel to be very successful in 2024.
- **Delivery:** We expect that 15% of our active users will order through the delivery channel. We expect this channel to grow steadily by 5% each month for the rest of 2023. We expect a big increase in delivery income in 2024.
- **Restaurant/Store:** ZD plans on opening a local store where people can pass by and order food. We expect to open this store in Winter of 2023. This channel will start slow, but steady, and we expect it to be one of our main sources of revenue in 2024.

Zeitlin's is seeking a loan and financing to expand its business and to cover some expenses that it expects at the end of the year and to open a new Restaurant. The Company is committed to managing its debt responsibly. The company's cash policy will help it to reduce its debt and to avoid using its credit lines. The loan that Zeitlin's is seeking will help the company to expand its business and to cover some unexpected expenses.



ZD feels comfortable with a 3 year projection, but the company understands that this scenario may change depending on how the business develops. We are confident that the scope of services and products will increase over the next mid term period.

The P&L projections are:

P&L	S2 - Est 2023	Total 2023 Est	2024	2025	2026
Income	$ 487,219.67	$ 734,882.98	$ 2,567,085.76	$ 3,555,372.40	$ 4,465,464.34
Cost of Goods Sold	$ 53,303.47	$ 91,933.71	$ 281,870.03	$ 396,569.36	$ 499,107.87
Gross Profit	**$ 433,916.19**	**$ 642,949.26**	**$ 2,285,215.72**	**$ 3,158,803.04**	**$ 3,966,356.47**
Expenses					
Advertising & Marketing	$ 5,400.00	$ 6,288.78	$ 228,521.57	$ 315,880.30	$ 396,635.65
Bank Charges & Fees	$ 10,900.64	$ 12,472.16	$ 30,629.90	$ 43,114.85	$ 52,765.68
Car & Truck	$ 1,409.05	$ 2,818.10	$ 2,818.10	$ 2,818.10	$ 2,818.10
Charitable Contributions	$ 4,339.16	$ 4,456.39	$ 22,852.16	$ 31,588.03	$ 39,663.56
Dues & subscriptions	$ 1,782.00	$ 2,347.00	$ 3,564.00	$ 3,564.00	$ 3,564.00
Insurance	$ 3,239.16	$ 6,445.47	$ 6,478.32	$ 9,717.48	$ 9,717.48
Interest Paid	$ 5,862.08	$ 9,154.82	$ 4,722.50	$ 4,025.00	$ 4,025.00
Job Supplies		$ 90.05			
Professional Fees	$ 6,000.00	$ 8,253.75	$ 12,000.00	$ 24,000.00	$ 24,000.00
Meals & Entertainment	$ 1,980.35	$ 3,960.70	$ 3,960.70	$ 3,960.70	$ 3,960.70
Office Supplies	$ 793.85	$ 1,587.70	$ 1,587.70	$ 1,587.70	$ 1,587.70
Other Business Expenses	$ 4,513.51	$ 9,027.02	$ 9,027.02	$ 9,027.02	$ 9,027.02
Payroll Expenses	$ 307,823.99	$ 429,399.30	$ 1,510,319.46	$ 2,152,682.56	$ 2,674,580.48
Rent & Lease	$ 37,412.50	$ 62,537.50	$ 101,650.00	$ 101,650.00	$ 101,650.00
Repairs & Maintenance	$ 3,741.25	$ 4,291.25	$ 10,165.00	$ 10,165.00	$ 10,165.00
Software Expense	$ 5,652.57	$ 10,539.52	$ 11,826.42	$ 11,826.42	$ 11,826.42
Taxes & Licenses	$ 21,695.81	$ 29,129.93	$ 114,260.79	$ 157,940.15	$ 198,317.82
Travel	$ 1,200.00	$ 1,509.05	$ 2,400.00	$ 2,400.00	$ 15,600.00
Utilities	$ 4,269.30	$ 5,503.44	$ 51,231.60	$ 51,231.60	$ 51,231.60
Total Expenses	**$ 429,692.31**	**$ 620,704.12**	**$ 2,132,737.73**	**$ 2,941,203.91**	**$ 3,615,161.21**
Net Operating Income	**$ 4,223.89**	**$ 22,245.15**	**$ 152,478.00**	**$ 217,599.13**	**$ 351,195.26**
EBITDA	**$ 51,898.67**	**$ 87,272.70**	**$ 381,847.58**	**$ 531,782.37**	**$ 743,635.86**

Note: The actual financial results may differ from the projections, depending on how well the business plan is executed. This includes factors such as the amount of funds raised, how they are used, and how GAAP (generally accepted accounting principles) are applied. All rates and taxes are based on current 2023 policies. Any changes to this rate could have a significant impact. ZD does not possess non-cash stock-based compensation expenses.



Cash Flow Projections:

Zeitlins Delicatessen				
Cash Flow By Month				
Items	**Total 2023 Est.**	**Total 2024**	**Total 2025**	**Total Est 2026**
Operation Activities				
Money In				
Catering	$ 29,990.82	$ 184,364.91	$ 286,242.53	$ 364,508.05
Wholesale	$ 57,729.22	$ 290,596.17	$ 448,869.75	$ 571,601.41
Markets & Pop-Ups	$ 342,417.69	$ 664,944.84	$ 832,314.67	$ 997,857.88
Delivery	$ 39,914.44	$ 439,281.99	$ 752,102.48	$ 957,745.17
Store/Restaurant	$ 17,167.50	$ 987,897.85	$ 1,235,842.98	$ 1,573,751.83
Total Money In	**$ 487,219.67**	**$ 2,567,085.76**	**$ 3,555,372.40**	**$ 4,465,464.34**
Money Out				
COS	$ 53,303.47	$ 281,870.03	$ 396,569.36	$ 499,107.87
Operating Expenses	$ 407,996.50	$ 2,018,476.94	$ 2,783,263.76	$ 3,416,843.39
Interest	$ -	$ -	$ -	$ -
Income Tax	$ 21,695.81	$ 114,260.79	$ 157,940.15	$ 198,317.82
Total Money Out	**$ 482,995.78**	**$ 2,414,607.76**	**$ 3,337,773.27**	**$ 4,114,269.08**
Investing Activities				
Equipment & Properties	$ 71,573.00	$ 17,893.25	$ -	$ -
Leasehold Improvement	$ -	$ -	$ -	$ -
Total Investing Activities	**$ 71,573.00**	**$ 17,893.25**	**$ -**	**$ -**
Financing Activities				
Cash paid for		$ -	$ -	$ -
Repayment of Credit Lines	$ 27,000.00	$ 9,000.00	$ -	$ -
Dividens	$ -	$ -	$ -	$ -
Repayment of Loans	$ -	$ 35,772.92	$ 39,025.00	$ 39,025.00
Total Financing Activities	**$ 27,000.00**	**$ 44,772.92**	**$ 39,025.00**	**$ 39,025.00**
Net Cash Flow	**$ (94,349.11)**	**$ 89,811.83**	**$ 178,574.13**	**$ 312,170.26**



ZD will require the company to take on debt, being this the reason why the first year ends on a negative cash flow. However, the projections reflect that the net cash flow will double on a yearly basis (same as revenue). This means that the company will be able to repay the debt in a reasonable period of time.

The decision to take on debt is a calculated risk. Zeitlin believes that the potential rewards outweigh the risks. The company is confident that the new restaurant and expansion will be successful. This will lead to increased revenue and profits, which will be used to repay the debt.

Zeitlin achieves a very high profit margin per menu item of **65%** by being efficient in the preparation of the food and maintaining high standards of quality. The company uses cost-effective ingredients and cooking methods, and avoids waste. It also uses high-quality ingredients and cooking methods, and ensures that the food is prepared to perfection.

Zeitlin's high profit margin per menu item allows the company to keep its prices low, invest in its business, and generate a positive cash flow. The company will continue to focus on efficiency and quality in order to maintain this margin.

Raising Funds

Zeitlin believes that the funds will help the company achieve its growth goals and become a leading provider in the Deli/Bakeries segment. The company has a strong team with a proven track record of success. Zeitlin is confident that it can use the funds to achieve its goals and create a successful business that respects and celebrates Jewish culture. The company will ensure that all of its products and services are in line with Jewish law and ethics. It will also avoid any content or imagery that could be considered offensive or insensitive to Jewish people.

Zeitlin is committed to providing high-quality food and service that reflects its Jewish heritage. The company is confident that the funds will help it achieve its goals and become a leading provider of Jewish cuisine.

Zeitlin's is raising **$720,000** to expand its business and to cover some expenses that it expects at the end of the year. The loan will be used for the following purposes:

Confidential



The loan will be used to fund the following activities:

- **Marketing, Operating Expenses & Costs - $93,200** - ZD we will maintain a "Cash Fund" for short-term daily expenses. This amount will be refunded once the profits are generated. The company will avoid using credit cards and/or line of credits as much. The Company will also invest in marketing campaigns to increase online/offline positioning, branding awareness and sales
- **Equipment & Inventory Acquisition - $84,000 -** We will purchase or lease necessary equipment and inventory needed for the daily restaurant's operations.
- **Build Out Coverage - $512,000 -** Once we have the lease contract, it will be necessary to execute and build out expenses for space allocation and remodeling of the Restaurant.
- **Licenses, Permits & Other Docs - $32,000 -** Legal permits and licenses for opening a Restaurant.

Financing Strategy:

The specific financing strategy that Zeitlin's Deli chooses will depend on a number of factors, including the amount of money needed, the company's financial goals, and the terms offered by different lenders and investors. However, we have established several options (listed below) and the company consider that are viable ways to finance the company's growth:

- **Credit Cards and Line of Credit:** Zeitlin's Deli has an excellent relationship with its bank and a strong payment history. The company is likely to get an expansion on current credit cards and/por line of credit. This strategy is only considered when the company might have some delays on obtaining cash liquidity.
- **Lenders:** Zeitlin's Deli is also seeking a loan from a lender. The loan would be amortized over a period of time. In our projections, we are considering a period of 10 years, with monthly payments. The interest rate would be 11.5%.
- **Crowdfunding:** Zeitlin's Deli has a strong positioning to raise funds through the Chicago community. With over 3,000 votes for a storefront, ZD believes that issuing bonds through Wefunder will be a strong strategy.

The company expects that 50% of the required funds can be raised through Wefunder by issuing zero coupon bonds with the following conditions:

- **Term:** 5 years.
- **Annual Interest Rate for Early birds:** 6%.
- **Annual Interest Rate after campaign:** 5%.



- **Perks:** Investors will have a variety of perks through the period of the maturity. This can be: Gift cards, frozen food delivered, dining menu, catering, etc.
- **Return of Investments:** Investors can decide if they want their investment return in cash the equal value in Zeitlin's food! If the investors decide to convert their return in food, this value will increase by 15%!

The rest of the funds will come from lenders and loan options. If necessary, the company also relies on credit cards and/or line of credits.

Valuation:

To calculate a valuation for Zeitlin, we can look at some relevant examples of valuations of other companies in the industry over the last decade:

For example, in 2017, Panera Bread was acquired by JAB Holding Company for $7.5 billion. This means that the company was valued at 18 times the amount of money it earned before interest, taxes, depreciation, and amortization (EBITDA).

If we also take in consideration the following multiple EBITDA from similar brands:
- Subway EBITDA x12.
- Dunkin Brands EBITDA x10
- Au Bon Pain EBITDA x13
- Chipotle EBITDA x16

This would implicate that the average EBITDA multiple is around x13.8. Using this number, ZD's valuation for the 3 year forecast (subtracting any possible debt) would be around **$22.95mm**.

These are just a few examples, and the valuation of Zeitlin will depend on a number of factors, including its financial performance, growth prospects, and competitive landscape. However, these examples can provide a general idea of the range of valuations that are possible for companies in this industry.